Notice Document
Dated: May 1, 2021
Symetra True Variable Annuity®
Issued By: Symetra Life Insurance Company

The prospectus for the Symetra True Variable Annuity contains more information about the Contract, including its features, benefits, and risks. You can find the prospectus and other information about Symetra True Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Symetra True Variable Annuity Prospectus and Statement of Additional Information dated May 1, 2016, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain Contract features that have changed since the Prospectus Supplement dated May 1, 2020. This may not reflect all of the changes that have occurred since you entered into your Symetra True Variable Annuity Contract.

The following disclosure is added to the prospectus:

TRANSACTION AUTHORITY
Certain transactions may be permitted by telephone and electronically on the Internet and may require that we have properly signed authorization for your Contract on record.  In addition, you may authorize someone else to make transactions by telephone, and if available on the Internet, on your behalf.  Symetra Life will not be liable for any failure to question or challenge such requests as long as there is a valid signed authorization on record at Symetra Life.  Transactions submitted by Internet will require certain identification information, such as a password or personal identification information.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal identification information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If you choose to make transactions by telephone or Internet, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

Please note the following Portfolio changes:

•On or about May 1, 2021, the T. Rowe Price New America Growth Portfolio will change its name to the T. Rowe Price All-Cap Opportunities Portfolio. As a result, all references to the T. Rowe Price New America Growth Portfolio in the prospectus are replaced with T. Rowe Price All-Cap Opportunities Portfolio.

•On or about May 1, 2021, the American Funds Insurance Series ("AFIS") Global Growth and Income Fund will change its name to the AFIS Capital World Growth and Income Fund. As a result, all references to the AFIS Global Growth and Income Fund in the prospectus are replaced with AFIS Capital World Growth and Income Fund.

•On or about April 30, 2021, Invesco Mid Cap Core Equity Fund will change its name to the Invesco V.I. Main Street Mid Cap Fund. As a result, all references to the Invesco V.I. Mid Cap Core Equity Fund in the prospectus are replaced with Invesco V.I. Main Street Mid Cap Fund.

•On or about May 1, 2021, Delaware VIP Smid Cap Core Series will be reorgainized into the LVIP Delaware SMID Cap Core Fund. As a result, all references to the Delaware VIP Smid Cap Core Series in the prospectus are replaced with LVIP Delaware SMID Cap Core Fund.

•On or about May 1, 2021,VanEck Global Hard Assets Fund will be renamed the VanEck VIP Global Resources Fund. As a result, all references to the VanEck Global Hard Assets Fund in the prospectus are replaced with VanEck VIP Global Resources Fund.

KEY INFORMATION
Important information you should consider about the Contract. For more information, see the True Variable Annuity Prospectus dated May 1, 2016, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	There is no charge for early withdrawal.
Transaction Charges	A Transfer Charge of $25 will apply upon each transfer in excess of 25 transfers in a Contract Year.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract data page for information about the specific fees you will pay each year based on the options you have elected.
	Annual Fee	Minimum	Maximum
	Base Contract (1)	0.73%	2.51%
	Investment options (Portfolio fees and expenses) (2)	0.13%	1.91%
	Optional Benefits available for an additional charge	$0.92 (3)	$524.34 (4)

(1)Base Contract fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Contract Value, and the annual Contract fee, which is a fixed dollar amount
(2)Portfolio fees and expenses are expressed as percentage the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).
(3)The charge shown is on an annual basis per $1,000 of WTB Additional Benefit and is based on a 35 year old female.
(4)The charge shown is on an annual basis per $1,000 of WTB Additional Benefit and is based on joint owners, the oldest of whom is age 95, based on unisex rates.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add charges that substantially increase costs.

Lowest Annual Cost $701	Highest Annual Cost $3,188

The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes & Portfolio Company fees & expenses
•No optional benefits are selected
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes, Portfolio Company fees & expenses and optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the Contract.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash. Withdrawal charges will reduce the value of your Contract if you withdraw money during the Accumulation Phase. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the Contract is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees, and benefits provided for under the Contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports

RESTRICTIONS
Investments
You may allocate amounts under the Contract to one or more of the Sub-accounts available to you and to the Symetra Fixed Account. Certain Sub-accounts are closed to new investors and only available to Contract Owners who have been continuously invested in them as of a certain date. Once a Contract Owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the Contract Owner for investment. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your Contract. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the Contract.

Optional Benefits
Wealth Transfer Benefit Rider “WTB” Rider. If available in your state, you may have elected the WTB Rider at the time you purchased your Contract. Withdrawals will reduce the WTB Additional Benefit and may significantly reduce or eliminate the value of the WTB rider.

TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the Contract. There is no additional tax benefit if you purchased the Contract through a tax-qualified plan or individual retirement account (IRA). Access to amounts held in a qualified Contract may be restricted or prohibited.
All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the Contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the Contract.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.

You should not exchange this Contract for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

EDGAR Contract Identifier: C000110650

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract charges. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2020)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2020)
			1 Year	5 Year	10 Year
U.S. Equity	AB VPSF Small/Mid Cap Value Portfolio - Class A AllianceBernstein L.P.	0.83%	3.37%	8.35%	8.75%
Sector Equity	ALPS/Alerian Energy Infrastructure Portfolio: Class I ALPS Advisors, Inc.	0.95% **	(24.85)%	0.78%	NA
U.S. Equity	American Century VP Mid Cap Value Fund Class I (1) American Century Investment Management, Inc.	0.85% **	1.21%	9.34%	10.42%
U.S. Equity	American Century VP Value Fund Class I American Century Investment Management, Inc.	0.73% **	0.98%	8.82%	9.72%
International Equity	American Funds IS® Capital World Growth and Income Fund - Class 1 Capital Research and Management Company	0.43% **	9.03%	12.05%	9.83%
U.S. Equity	American Funds IS® Growth Fund - Class 1 Capital Research and Management Company	0.36%	52.45%	23.06%	17.14%
U.S. Equity	American Funds IS® Growth-Income - Class 1 Capital Research and Management Company	0.30%	13.81%	14.22%	13.02%
International Equity	American Funds IS® International Fund -Class 1 Capital Research and Management Company	0.55%	14.28%	11.00%	6.94%
International Equity	American Funds IS® New World Fund - Class 1 Capital Research and Management Company	0.59% **	23.89%	13.62%	6.80%
U.S. Equity	BlackRock Capital Appreciation V.I. Fund (Class I) BlackRock Advisors, LLC	0.82% **	41.91%	20.66%	15.24%
Asset Allocation	BlackRock Global Allocation V.I. Fund (Class I) BlackRock Advisors, LLC	0.76% **	21.08%	9.42%	6.86%
Taxable Bond	BlackRock High Yield V.I. Fund (Class I) BlackRock Advisors, LLC	0.58% **	7.27%	7.85%	6.58%
U.S. Equity	Calvert VP Russell 2000 Small Cap Index Portfolio - Class I Calvert Research and Management	0.39% **	19.64%	12.92%	10.63%
Taxable Bond	Columbia VP Income Opportunities Fund - Class 1 Columbia Management Investment Advisors, LLC	0.64% **	5.90%	7.01%	6.39%
U.S. Equity	Columbia VP Mid Cap Growth Fund - Class 1 Columbia Management Investment Advisors, LLC	0.88% **	35.42%	17.01%	11.94%
International Equity	Columbia VP - Overseas Core Fund - Class 1 Columbia Management Investment Advisors, LLC	0.84%	9.12%	6.47%	5.23%
International Equity	Delaware VIP® Emerging Markets Series, Standard Class Delaware Management Company	1.23% **	25.08%	15.64%	5.09%
U.S. Equity	Delaware VIP® Small Cap Value Series, Standard Class Delaware Management Company	0.78%	(1.90)%	9.04%	8.67%
U.S. Equity	LVIP Delaware SMID Cap Core Fund, Standard Class Lincoln Investment Advisors Corporation	0.80% **	10.74%	9.90%	11.54%
Alternative	DWS Alternative Asset Allocation VIP - Class A DWS Investment Management Americas, Inc.	0.80%	5.71%	4.50%	2.66%
Taxable Bond	(DFA) VA Global Bond Portfolio Dimensional Fund Advisors, LP	0.24%	1.46%	2.24%	2.46%
International Equity	(DFA) VA International Small Portfolio Dimensional Fund Advisors, LP	0.57%	9.41%	8.47%	6.82%
International Equity	(DFA) VA International Value Portfolio Dimensional Fund Advisors, LP	0.44%	(1.76)%	5.31%	2.83%

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2020)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2020)
			1 Year	5 Year	10 Year
Taxable Bond	(DFA) VA Short-Term Fixed Portfolio Dimensional Fund Advisors, LP	0.21%	0.60%	1.30%	0.85%
U.S. Equity	(DFA) VA U.S. Large Value Portfolio Dimensional Fund Advisors, LP	0.27%	(1.38)%	9.07%	10.43%
U.S. Equity	(DFA) VA U.S. Targeted Value Portfolio Dimensional Fund Advisors, LP	0.38%	3.98%	8.45%	9.35%
Taxable Bond	Eaton Vance VT Floating-Rate Income Fund - ADV Class Eaton Vance Management	0.95%	2.26%	4.48%	3.59%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.61%	30.57%	16.19%	13.52%
Sector Equity	Fidelity® VIP Energy Portfolio - Initial Class (2)(3) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.69%	(32.76)%	(6.14)%	(4.54)%
Sector Equity	Fidelity® VIP Financial Services Portfolio - Initial Class (2)(3) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.69%	0.77%	10.43%	9.15%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.39%	9.39%	5.43%	4.34%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.62%	18.19%	11.07%	9.50%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.24%	0.32%	0.97%	0.52%
Sector Equity	Fidelity® VIP Real Estate Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.66%	(6.55)%	3.51%	7.67%
Taxable Bond	Fidelity® VIP Strategic Income Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK, FMR Japan, FIA FIA(UK) and FIJ serve as sub-advisers for the fund. (*)	0.67%	7.52%	6.27%	4.83%
Asset Allocation	Franklin Income VIP Fund - Class 1 Franklin Advisers, Inc.	0.47% **	0.97%	7.22%	6.25%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.97%	(4.22)%	5.41%	6.54%
Asset Allocation	Franklin Mutual Shares VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.73%	(4.85)%	6.15%	7.26%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 1 Franklin Advisers, Inc.	0.65%	16.23%	15.04%	12.64%
Taxable Bond	Franklin Strategic Income VIP Fund - Class 1 Franklin Advisers, Inc.	0.75% **	3.75%	4.58%	4.01%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 1 Franklin Advisers, Inc.	0.53%	4.08%	2.52%	2.29%
International Equity	Templeton Developing Markets VIP Fund - Class 1 Templeton Asset Management Ltd. Sub-advised by Franklin Templeton Investment Management Limited	1.19%	17.39%	15.85%	3.91%
International Equity	Templeton Foreign VIP Fund - Class 1 Templeton Investment Counsel, LLC	0.86% **	(0.92)%	3.57%	2.68%
Taxable Bond	Templeton Global Bond VIP Fund - Class 1 Franklin Advisers, Inc.	0.49% **	(4.73)%	0.91%	1.81%
Asset Allocation	Invesco V.I. Balanced Risk Allocation Fund - Series I Invesco Advisers, Inc.	0.80% **	10.22%	7.87%	6.39%
U.S. Equity	Invesco V.I. Comstock Fund - Series I Invesco Advisers, Inc.	0.76%	(0.85)%	8.57%	9.46%
Sector Equity	Invesco V.I. Global Real Estate Fund - Series I Invesco Advisers, Inc. Sub-advised by Invesco Asset Management Limited	1.04%	(12.32)%	3.15%	4.96%

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2020)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2020)
			1 Year	5 Year	10 Year
International Equity	Invesco V.I. International Growth Fund - Series I Invesco Advisers, Inc.	0.92%	14.00%	8.82%	6.72%
U.S. Equity	Invesco V.I. Main Street Mid Cap Fund - Series I Invesco Advisers, Inc.	0.94%	9.25%	9.60%	7.81%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series I Invesco Advisers, Inc.	0.96%	27.25%	11.82%	10.15%
U.S. Equity	Janus Henderson Enterprise Portfolio - Institutional Shares Janus Capital Management LLC	0.72%	19.47%	18.21%	15.25%
Taxable Bond	Janus Henderson Flexible Bond Portfolio - Institutional Shares Janus Capital Management LLC	0.58% **	10.48%	4.94%	4.45%
International Equity	Janus Henderson Overseas Portfolio - Institutional Shares Janus Capital Management LLC	0.83%	16.30%	9.04%	0.91%
U.S. Equity	Janus Henderson Mid Cap Value Portfolio – Institutional Shares Janus Capital Management LLC	0.81%	(0.92)%	8.63%	8.04%
U.S. Equity	JPMorgan Insurance Trust Mid Cap Value Portfolio - Class 1 Shares J.P. Morgan Investment Management Inc.	0.77%	0.37%	7.92%	10.31%
Alternative	The Merger Fund VL Virtus Investment Advisers, Inc. Sub-advised by Westchester Capital Management, LLC	1.40% **	7.38%	5.11%	3.31%
U.S. Equity	MFS® Growth Series – Initial Class Massachusetts Financial Services Company	0.73%	31.86%	20.28%	16.80%
International Equity	MFS® International Growth Portfolio – Initial Class Massachusetts Financial Services Company	0.88% **	15.84%	12.77%	7.78%
International Equity	MFS® International Intrinsic Value Portfolio- Initial Class Massachusetts Financial Services Company	0.90% **	20.52%	12.69%	11.14%
U.S. Equity	MFS® New Discovery Series – Initial Class Massachusetts Financial Services Company	0.87% **	45.89%	22.98%	14.70%
Sector Equity	MFS® Utilities Series – Initial Class Massachusetts Financial Services Company	0.79%	5.90%	11.37%	9.20%
Asset Allocation	PIMCO All Asset Portfolio - Institutional Class Pacific Investment Management Company LLC	1.125% **	8.17%	8.10%	4.80%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class Pacific Investment Management Company LLC	1.24% **	1.35%	2.67%	(5.39)%
Taxable Bond	PIMCO Emerging Markets Bond Portfolio - Institutional Class Pacific Investment Management Company LLC	0.95%	6.87%	7.91%	NA
Taxable Bond	PIMCO Global Bond Opportunities Portfolio (Unhedged) - Institutional Class Pacific Investment Management Company LLC	0.78%	10.28%	4.98%	2.87%
International Equity	PIMCO StocksPLUS® Global Portfolio - Institutional Class Pacific Investment Management Company LLC	0.62% **	13.47%	11.58%	7.19%
Taxable Bond	PIMCO Low Duration Portfolio - Institutional Class Pacific Investment Management Company LLC	0.54%	3.15%	2.17%	1.95%
Taxable Bond	PIMCO Real Return Portfolio - Institutional Class Pacific Investment Management Company LLC	0.69%	11.88%	5.41%	3.78%
Taxable Bond	PIMCO Total Return Portfolio - Institutional Class Shares Pacific Investment Management Company LLC	0.54%	8.81%	4.91%	4.09%
Taxable Bond	PIMCO Dynamic Bond Portfolio - Institutional Class Pacific Investment Management Company LLC	0.87%	4.97%	4.25%	NA
Taxable Bond	Pioneer Strategic Income VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.79% **	7.52%	5.59%	4.46%
U.S. Equity	Royce Capital Fund Micro-Cap Portfolio - Investment Class Royce & Associates LP	1.33% **	23.79%	11.13%	5.05%
U.S. Equity	Royce Capital Fund Small-Cap Portfolio – Investment Class Royce & Associates LP	1.08% **	(7.15)%	5.18%	5.56%
Taxable Bond	Touchstone Bond Fund Touchstone Advisors	0.70%	9.71%	4.44%	3.79%
U.S. Equity	Touchstone Common Stock Fund Touchstone Advisors	0.73%	23.68%	14.60%	12.96%
U.S. Equity	Touchstone Small Company Fund Touchstone Advisors	0.77%	18.70%	13.69%	11.95%

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2020)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2020)
			1 Year	5 Year	10 Year
U.S. Equity	T. Rowe Price Blue Chip Growth Portfolio T. Rowe Price Associates, Inc.	0.75% **	34.28%	19.52%	17.49%
U.S. Equity	T. Rowe Price Equity Income Portfolio T. Rowe Price Associates, Inc.	0.74% **	1.18%	9.86%	9.22%
Sector Equity	T. Rowe Price Health Sciences Portfolio T. Rowe Price Associates, Inc.	0.94% **	29.62%	14.05%	20.17%
International Equity	T. Rowe Price International Stock Portfolio T. Rowe Price Associates, Inc. Sub-advised by T. Rowe Price International Ltd and T. Rowe Price Singapore Private Ltd.	0.95% **	27.77%	7.25%	6.56%
U.S. Equity	T. Rowe Price All-Cap Opportunities Portfolio T. Rowe Price Associates, Inc.	0.80% **	34.93%	15.08%	15.09%
Sector Equity	VanEck VIP Global Resources Fund - Initial Class Van Eck Associates Corporation	1.13%	19.11%	6.19%	(3.59)%
Asset Allocation	Vanguard VIF - Balanced Portfolio Wellington Management Company, LLP	0.20%	10.68%	10.77%	9.88%
U.S. Equity	Vanguard VIF - Capital Growth Portfolio PRIMECAP Management Company	0.34%	17.47%	15.96%	14.98%
U.S. Equity	Vanguard VIF - Equity Income Portfolio Wellington Management Company, LLP and The Vanguard Group, Inc.	0.30%	3.25%	10.45%	11.62%
U.S. Equity	Vanguard VIF - Equity Index Portfolio The Vanguard Group, Inc.	0.14%	18.20%	15.05%	13.72%
Taxable Bond	Vanguard VIF - High Yield Bond Portfolio Wellington Management Company, LLP	0.26%	5.67%	7.22%	6.38%
International Equity	Vanguard VIF - International Portfolio Bailie Gifford Overseas Ltd. and Schroder Investment Management North America Inc.	0.38%	57.58%	21.30%	12.10%
U.S. Equity	Vanguard VIF - Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	18.07%	13.14%	12.26%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	(4.85)%	5.66%	8.60%
Taxable Bond	Vanguard VIF - Short-Term Investment-Grade Portfolio The Vanguard Group, Inc.	0.14%	5.49%	3.39%	2.73%
U.S. Equity	Vanguard VIF - Small Company Growth Portfolio (#) ArrowMark Colorado Holdings, LLC and The Vanguard Group, Inc.	0.30%	23.18%	15.74%	13.53%
Taxable Bond	Vanguard VIF - Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	7.58%	4.36%	3.71%
U.S. Equity	Vanguard VIF - Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	20.55%	15.23%	13.60%
Taxable Bond	Virtus Newfleet Multi-Sector Intermediate Bond Series Class I Virtus Investment Advisers, Inc. Sub-advised by Newfleet Asset Management, LLC	0.69%	6.78%	6.24%	NA
Sector Equity	Virtus Duff & Phelps Real Estate Securities Series Class I Virtus Investment Advisers, Inc. Sub-advised by Duff & Phelps Investment Management Co.	0.88%	(1.33)%	6.08%	NA
U.S. Equity	Virtus KAR Small-Cap Growth Series Class I Virtus Investment Advisers, Inc. Sub-advised by Kayne Anderson Rudnick Investment Management LLC	0.91%	45.02%	31.84%	NA
(1)The Portfolio is only available if you have been continuously invested in it since April 30, 2015.
(2)The Portfolio is only available if you have been continuously invested in it since April 29, 2017.
(3)The Portfolio imposes a short-term redemption fee.

* Fidelity, the Fidelity Investments Logo, Contrafund, Equity Income, FundsManager, VIP Freedom 2010 Portfolio, VIP Freedom 2015 Portfolio, VIP Freedom 2020 Portfolio, VIP Freedom 2025 Portfolio, VIP Freedom 2030 Portfolio, VIP Freedom 2035 Portfolio, VIP Freedom 2040 Portfolio, VIP Freedom 2045 Portfolio, VIP Freedom 2050 Portfolio, VIP Freedom Income Portfolio are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.

# This portfolio is only available if you have been continuously invested in it since April 28, 2020.